Mail Stop 3561

November 22, 2005

Chester Ku, President
Glass Wave Enterprises, Inc.
Guite 800-885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1

         RE:  Glass Wave Enterprises, Inc. ("the company")
                 Amendment No. 2 to Registration Statement on
                 Form SB-2
                 Filed October 14, 2005
                 File No.  333-125222

Dear Mr. Ku:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the next amendment, please correct the EDGAR submission to eliminate the empty spaces and/or blank pages noted throughout this amendment.

Chester Ku
Glass Wave Enterprises, Inc.
November 22, 2005
Page 2.

2. In all future filings, a properly marked copy of the amended registration statement, clearly and concisely reflecting all changes in the registration statement from the previously-filed registration statement, should be filed via EDGAR.
3. With respect to the staff`s previous comment #2 in our letter dated September 19, 2005, please add language in the prospectus cover page, Risk Factor section, and elsewhere throughout the prospectus to make clear that there is no assurance that the company`s common stock will be traded on the OTC Bulletin Board or other exchanges.

Summary Financial Data, page 7

4. Please revise to include summary financial data for all periods presented in the financial statements (i.e. include statements of operations data from November 25, 2004 (date of inception) though
July 31, 2005).

Risk Factors

Risks Related to Our Business, page 7

5. In the description beneath your initial risk factor, you state
"[W]e expect to generate a moderate positive cash flow from operations in the near term." Please specify or explain what that means or delete.

Selling Stockholders, page 14

6. Please advise supplementally how these individuals were contacted.
Was there any previous relationship between the selling stockholders and management of the company?

7. Please expand this section to detail the terms of the prior private placements, including the price(s) paid for these shares.




Chester Ku
Glass Wave Enterprises, Inc.
November 22, 2005
Page 3.

Description of Business, page 22
8. With respect to the staff`s previous comment #8, please add your
supplemental response #8 from counsel`s letter dated October 14,
2005
regarding the determination of the fair market value by Mr. Ku.

Supplier Agreement, page 28
9. We note that the company has entered into many verbal agreements for its business "even though it is not common practice to do so within our industry" as stated at the end of the last paragraph of this section. Please add another factor in the Risk Factor section that would address this company practice and the potential risk or harm it may expose the company to.

Financial Statements from November 25, 2004 (Date of Inception) to January 31, 2005

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

i.) Revenue Recognition, F-8

10. We have read your response to comment 16 and are unclear how your accounting policy of recording product returns in which the returns in the subsequent month are removed from revenue and cost of sales in the month the sale occurred is in accordance with GAAP. More specifically, paragraph (7) of SFAS No. 48 states that if the criteria of paragraph (6) are met to recognize revenue any cost or losses expected in connection with returns must be accrued in accordance with SFAS 5. We would expect the company to make an estimate of expected returns each month based on historical experience. The difference between the actual returns and the estimate would be reconciled and recorded in the next monthly reporting period. If the company is unable to make reasonable estimates of returns (see paragraph (6)(f) of SFAS 48), than revenue shall not be recognized until the return privilege has substantially expired. Please revise.






Chester Ku
Glass Wave Enterprises, Inc.
November 22, 2005
Page 4.

11. Please disclose your policy for product returns and allowances and consider revising your critical accounting policies and estimates
(page 20) to identify the methodology and significant estimates used
by management in the revenue recognition process.   Your critical
accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life, price changes for competitors and generics and expected introductions of new products that may result in larger than expected returns of current products.

Interim Financial Statements for the Six-Months Ended July 31,
2005

General

12. Please remove the interim financial statements for the three months ended July 31, 2005. Registration statements require interim financial statements for the year-to-date periods only, in this case, the six-months ended July 31, 2005.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







Chester Ku
Glass Wave Enterprises, Inc.
November 22, 2005
Page 5.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










Chester Ku
Glass Wave Enterprises, Inc.
November 22, 2005
Page 6.



Please contact Angela Halac at (202) 551-3398 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.





Sincerely,




John Reynolds

Assistant Director


Cc:  William L. Macdonald, Esq.
        Via fax (604) 687-6314